
August 31, 2006

Mr. Darwin L. Stump
Chief Financial Officer
Petroleum Development Corporation
103 East Main Street
Bridgeport, West Virginia 26330

> **RE: Rockies Region Private Limited Partnership**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 11, 2006**
> **File No. 0-51959**

Dear Mr. Stump:

We have reviewed your filing and response letter dated August 11, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10 filed August 11, 2006

Drilling Activities, page 1

1. We note your added disclosure that the Partnership has obtained all requisite permits necessary for it to conduct its drilling and production activities. Please disclose the requirements for these permits and the regulatory body responsible for granting such permits. We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 17

2.   We note that the remaining amount of the net partners' capital contributions is for completing and equipping the 34 wells in progress. Please disclose your estimate of how long this will take.

Engineering Comments

Business

Partnership Prospects, page 3

3.   Tell us if your ownership interests in any of your properties exclude any geological formations.   If so, please tell us what geological formations are excluded (specify the depths or intervals of the geological horizons), the properties to which these relate, and whether those formations have produced hydrocarbons in the past.

Financial Statements

Note 7 – Supplemental Reserve Information, page F-14

4.   Please disclose the amount of oil and gas that you classified as proved developed reserves, and the number of days had you established production for your reserves as of March 31, 2006.

5.   Tell us if your proved reserves include volumes from geological formations that are not currently on production. If so, please tell us which non-producing geological formations are situated on each property and the amount of reserves attributed to each of those.

Closing Comments

        We remind you that the Form 10 registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3640 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Wojciechowski
        K. Hiller
        J. Wynn
        J. Murphy

<u>via facsimile</u>
Mr. Darwin Stump
(304) 842-0913